Commission File Number 001-31914

Exhibit 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the First Meeting of the Sixth Session of the Board of

Directors of China Life Insurance Company Limited

The first meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on June 6, 2018 at the conference room located at A18 of China Life Plaza. The directors were notified of the Meeting by way of a written notice dated May 21, 2018. Out of the Company’s eleven directors, eight directors attended the Meeting in person, including Yang Mingsheng, Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company, Liu Huimin, non-executive director of the Company, and Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie, independent non-executive directors of the Company. Yuan Changqing and Yin Zhaojun, non-executive directors of the Company, and Chang Tso Tung, Stephen, independent non-executive director of the Company, were on leave for other business and authorized in writing, respectively, Robinson Drake Pike, Liu Huimin and Tang Xin, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

Executive director Lin Dairen presided the review of the Proposal on the Election of Mr. Yang Mingsheng as the Chairman of the Sixth Session of the Board of the Company. Yang Mingsheng, as the elected chairman, presided the review of other proposals at the Meeting. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal on the Election of Mr. Yang Mingsheng as the Chairman of the Sixth Session of the Board of the Company

The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 11 for, 0 against, with no abstention

2.	The Proposal on the Composition of the Special Committees of the Sixth Session of the Board of the Company

Commission File Number 001-31914

Audit Committee: the Audit Committee will be comprised of independent non-executive directors Robinson Drake Pike, Chang Tso Tung, Stephen and Tang Xin. Mr. Robinson Drake Pike serves as the chairman.

Risk Management Committee: the Risk Management Committee will be comprised of independent non-executive director Leung Oi-Sie Elsie, executive director Xu Hengping and non-executive directors Liu Huimin and Yin Zhaojun. Ms. Leung Oi-Sie Elsie serves as the chairman.

Nomination and Remuneration Committee: the Nomination and Remuneration Committee will be comprised of independent non-executive director Tang Xin, non-executive director Yuan Changqing, and independent non-executive director Robinson Drake Pike. Mr. Tang Xin serves as the chairman.

Strategy and Assets and Liabilities Management Committee: the Strategy and Assets and Liabilities Management Committee will be comprised of independent non-executive director Chang Tso Tung, Stephen, executive directors Lin Dairen and Xu Haifeng, independent non-executive director Leung Oi-Sie Elsie and non-executive director Su Hengan. Mr. Chang Tso Tung, Stephen serves as the chairman.

The qualification of Mr. Su Hengan as director is subject to the approval of the China Banking and Insurance Regulatory Commission.

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

June 6, 2018